EXHIBIT NO. 2
Consolidated Financial Statements of
RITCHIE BROS. AUCTIONEERS INCORPORATED
Years ended December 31, 2009 and 2008

AUDITORS’ REPORT
To the Shareholders of Ritchie Bros. Auctioneers Incorporated
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated
We have audited Ritchie Bros. Auctioneers Incorporated (the “Company”)’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled Internal Controls over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2009 and 2008, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 26, 2010

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2009	2008	2007

Auction revenues	$377,211	$354,818	$311,906
Direct expenses	49,890	49,750	46,481

	327,321	305,068	265,425

Expenses:
Depreciation and amortization	31,761	24,764	19,417
General and administrative	168,312	164,556	144,816

	200,073	189,320	164,233

Earnings from operations	127,248	115,748	101,192

Other income (expense):
Interest expense	(544)	(859)	(1,206)
Interest income	2,400	4,994	7,393
Foreign exchange gain (loss)	(1,085)	11,656	2,802
Gain on disposition of capital assets	647	6,370	243
Other	2,857	1,375	1,471

	4,275	23,536	10,703

Earnings before income taxes	131,523	139,284	111,895

Income tax expense (recovery) (note 10):
Current	35,230	39,101	33,797
Future	2,841	(1,217)	2,115

	38,071	37,884	35,912

Net earnings	$93,452	$101,400	$75,983

Net earnings per share (note 8(e)):
Basic	$0.89	$0.97	$0.73
Diluted	0.88	0.96	0.72

Weighted average number of shares outstanding	105,141,368	104,713,375	104,266,113
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/ Beverley A. Briscoe	/s/ Peter J. Blake

Beverley A. Briscoe	Peter J. Blake
Director	Director and Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2009	2008

Assets

Current assets:
Cash and cash equivalents	$122,596	$107,275
Accounts receivable	51,963	60,375
Inventory	6,640	9,711
Advances against auction contracts	4,574	285
Prepaid expenses and deposits	8,131	12,088
Other assets	265	752
Income taxes receivable	3,824	2,674
Future income tax asset (note 10)	714	780

	198,707	193,940

Capital assets (note 4)	597,945	453,642
Other assets (note 5)	14,472	1,164
Goodwill	45,593	40,233
Future income tax asset (note 10)	1,104	509

	$857,821	$689,488

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$74,726	$62,717
Accounts payable and accrued liabilities	88,402	84,114
Short-term debt (note 6)	5,069	—

	168,197	146,831

Long-term debt (note 7)	130,394	67,411
Other liabilities	1,254	60
Future income tax liability (note 10)	13,565	10,024

	313,410	224,326

Shareholders’ equity:
Share capital (note 8)	99,980	94,366
Additional paid-in capital	16,146	14,355
Retained earnings	411,326	357,845
Accumulated other comprehensive income (loss)	16,959	(1,404)

	544,411	465,162

	$857,821	$689,488

Commitments and contingencies (note 11)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Income (Loss)	Equity

Balance, December 31, 2006	$85,910	$10,459	$247,349	$24,919	$368,637
Exercise of stock options	4,313	(688)	—	—	3,625
Stock compensation tax adjustment	—	722	—	—	722
Stock compensation expense	—	1,978	—	—	1,978
Net earnings	—	—	75,983	—	75,983
Cash dividends paid	—	—	(31,286)	—	(31,286)
Foreign currency translation adjustment	—	—	—	15,457	15,457

Balance, December 31, 2007	90,223	12,471	292,046	40,376	435,116
Exercise of stock options	4,143	(625)	—	—	3,518
Stock compensation tax adjustment	—	198	—	—	198
Stock compensation expense	—	2,311	—	—	2,311
Net earnings	—	—	101,400	—	101,400
Cash dividends paid	—	—	(35,601)	—	(35,601)
Foreign currency translation adjustment	—	—	—	(26,896)	(26,896)
Reclassification to net earnings of foreign currency translation gains	—	—	—	(14,884)	(14,884)

Balance, December 31, 2008	$94,366	$14,355	$357,845	$(1,404)	$465,162
Exercise of stock options	5,614	(917)	—	—	4,697
Stock compensation tax adjustment	—	600	—	—	600
Stock compensation expense	—	2,108	—	—	2,108
Net earnings	—	—	93,452	—	93,452
Cash dividends paid	—	—	(39,971)	—	(39,971)
Foreign currency translation adjustment	—	—	—	18,363	18,363

Balance, December 31, 2009	$99,980	$16,146	$411,326	$16,959	$544,411

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Years ended December 31,	2009	2008	2007

Net earnings	$93,452	$101,400	$75,983
Other comprehensive income (loss):
Foreign currency translation adjustment	18,363	(26,896)	15,457
Reclassification to net earnings of foreign currency translation gains	—	(14,884)	—

Comprehensive income	$111,815	$59,620	$91,440

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2009	2008	2007

Cash provided by (used in):
Operating activities:
Net earnings	$93,452	$101,400	$75,983
Items not involving cash:
Depreciation and amortization	31,761	24,764	19,417
Stock compensation expense	2,108	2,311	1,978
Future income taxes (recoveries)	2,841	(1,217)	2,115
Foreign exchange loss (gain)	1,085	(11,656)	(2,802)
Net gain on disposition of capital assets	(647)	(6,370)	(243)
Changes in non-cash working capital:
Accounts receivable	15,646	(6,770)	(22,198)
Inventory	3,856	(4,758)	244
Advances against auction contracts	(3,688)	100	847
Prepaid expenses and deposits	1,026	(6,987)	153
Income taxes receivable	(810)	3,420	1,717
Income taxes payable	—	—	(3,880)
Auction proceeds payable	(7,966)	8,355	3,138
Accounts payable and accrued liabilities	(112)	(9,704)	26,922
Other	(97)	(2,200)	(2,122)

	138,455	90,688	101,269

Investing activities:
Acquisition of business	(3,803)	—	(597)
Capital asset additions	(157,416)	(145,024)	(113,219)
Proceeds on disposition of capital assets	4,201	33,813	8,455
Decrease (increase) in other assets	(7,638)	1,000	(364)

	(164,656)	(110,211)	(105,725)

Financing activities:
Issuance of share capital	4,697	3,518	3,625
Dividends on common shares	(39,971)	(35,601)	(31,286)
Issuance of short-term debt	6,241	37,077	33,415
Repayment of short-term debt	(1,058)	(36,459)	(33,908)
Issuance of long-term debt	66,408	25,566	—
Repayment of long-term debt	(14,999)	(238)	(251)
Other	1,596	(57)	640

	22,914	(6,194)	(27,765)

Effect of changes in foreign currency rates on cash and cash equivalents	18,608	(17,323)	10,515

Increase (decrease) in cash and cash equivalents	15,321	(43,040)	(21,706)
Cash and cash equivalents, beginning of year	107,275	150,315	172,021

Cash and cash equivalents, end of year	$122,596	$107,275	$150,315

Supplemental information:
Interest paid	$5,593	$3,476	$3,078
Income taxes paid	35,569	34,629	36,089
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
1.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations, comprehensive income, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). As disclosed in note 14, Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on assets under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Improvements	declining balance	10%
Buildings	straight-line	30 years
Yard equipment	declining balance	20-30%
Computer software	straight-line	3-5 years
Automotive equipment	declining balance	30%
Office equipment	declining balance	20%
Computer equipment	straight-line	3 years
Leasehold improvements	straight-line	Terms of leases

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
1.	Significant accounting policies (continued):
(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 11(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
1.	Significant accounting policies (continued):
(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in accumulated other comprehensive income, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, the valuation of consignors’ equipment and other assets subject to guarantee contracts, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

The Company classifies its cash and cash equivalents as held-for-trading, which is measured at fair value with changes in fair value being recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs are offset against the outstanding principal of the related debts and are amortized using the effective interest rate method.

All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
1.	Significant accounting policies (continued):
(k)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 8(e)).

(l)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 8(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(m)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
2.	Changes in accounting policies:

On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets, the revisions to Section 3855 Financial Instruments — Recognition and Measurement and Section 3862 Financial Instrument — Disclosures and the Emerging Issues Committee (EIC) Abstract 173 Credit risk and the Fair Value of Financial Assets and Financial Liabilities. Section 3064 establishes new standards for the recognition and measurement of intangible assets, but accounting for goodwill is unchanged. Revisions to Sections 3855 and 3862 were to enhance the disclosure requirements for publicly accountable enterprises. The adoption of Section 3064 and EIC 173 did not have an impact the Company’s presentation of consolidated financial statements.

3.	Future changes in accounting policies:

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for all publicly accountable Canadian enterprises. The Company will be required to report its financial results in accordance with IFRS effective January 1, 2011.

In January 2009, the CICA issued Handbook Section 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests, which replace Sections 1581 Business Combinations and 1600 Consolidated Financial Statements. These new standards are harmonized with IFRS. These new standards will become effective in 2011; early adoption is permitted.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
4.	Capital assets:

		Accumulated	Net book
2009	Cost	depreciation	value

Land and improvements	$294,134	$19,684	$274,450
Buildings	232,160	40,882	191,278
Land and buildings under development	57,367	—	57,367
Yard equipment	28,945	13,533	15,412
Computer software and equipment under development	14,084	—	14,084
Computer software	29,477	15,749	13,728
Automotive equipment	20,124	8,223	11,901
Office equipment	17,275	6,998	10,277
Computer equipment	14,707	7,104	7,603
Leasehold improvements	4,396	2,551	1,845

	$712,669	$114,724	$597,945

		Accumulated	Net book
2008	Cost	depreciation	value

Land and improvements	$173,901	$13,649	$160,252
Buildings	163,044	35,153	127,891
Land and buildings under development	112,807	—	112,807
Yard equipment	21,831	10,424	11,407
Computer software and equipment under development	7,873	—	7,873
Computer software	19,089	8,000	11,089
Automotive equipment	17,811	6,868	10,943
Office equipment	11,138	5,519	5,619
Computer equipment	9,881	5,418	4,463
Leasehold improvements	3,436	2,138	1,298

	$540,811	$87,169	$453,642

During the year, interest of $5,092,000 (2008 — $2,431,000; 2007 — $1,651,000) was capitalized to the cost of assets under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
5.	Other non-current assets:

	December 31,	December 31,
	2009	2008

Note receivable	$5,131	$—
Assets held for sale	3,675	1,031
Long-term prepaids	2,946	133
Other receivables	2,720	—

	$14,472	$1,164

The note receivable is secured by a property the Company is leasing and a neighbouring property. The note is repayable in monthly installments of principal plus interest, with final payment due in 2013.

6.	Short-term debt:
Short-term debt at December 31, 2009 consisted of draws on the Company’s revolving credit facilities with a weighted average interest rate of 1.472% per annum.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
7.	Long-term debt:

	2009	2008

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with full amount of the principal due in 2016.	$56,889	$—

Term loan, unsecured, bearing interest at 5.610%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	29,966	29,933

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014. As at December 31, 2009, the effective rate of interest on this loan, including the margin, was 1.096%.	29,282	25,220

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010, which the Company intends to refinance on a long-term basis by drawing on its available credit facilities.	14,257	12,258

	$130,394	$67,411

As at December 31, 2009, principal repayments for the remaining period to the contractual maturity dates are as follows:

2010	$14,268
2011	30,000
2012	—
2013	—
2014	29,487
2015	—
2016	57,072

$130,827

The following credit facilities are available to the Company:

	December 31,	December 31,
	2009	2008

Committed revolving credit facilities:
Total unused	$180,513	$189,524
Expires January 2014	165,513	169,524

Uncommitted credit facilities:
Total unused	$280,426	$322,792
Expires November 2011	192,928	250,000

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
8.	Share capital:
(a)	Authorized:
Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.
(b)	Issued:

No preferred shares have been issued.

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2006	104,019,300
Issued for cash, pursuant to stock options exercised	419,250

Issued and outstanding, December 31, 2007	104,438,550
Issued for cash, pursuant to stock options exercised	449,170

Issued and outstanding, December 31, 2008	104,887,720
Issued for cash, pursuant to stock options exercised	490,900

Issued and outstanding, December 31, 2009	105,378,620

The Company’s common shares were subdivided on a three-for-one basis effective April 24, 2008. Shareholders of record at the close of business on April 24, 2008 received two additional common shares for each common share held at that date. The stock split effectively tripled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. In 2007, the Company’s stock option plan was amended and restated, and an additional 5,059,404 common shares were authorized for stock option grants. At December 31, 2009, there were 5,950,193 (2008 — 6,890,046; 2007 — 7,338,456) shares authorized and available for grants of options under the stock option plan.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
8.	Share capital (continued):
(c)	Stock option plan (continued):
Stock option activity for 2009, 2008 and 2007 is presented below:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2006	2,413,044	$9.31

Granted	489,300	18.67
Exercised	(419,250)	8.65
Cancelled	(8,700)	18.67

Outstanding, December 31, 2007	2,474,394	11.24

Granted	460,710	24.35
Exercised	(449,170)	7.83
Cancelled	(12,300)	24.39

Outstanding, December 31, 2008	2,473,634	14.23

Granted	942,053	14.61
Exercised	(490,900)	9.57
Cancelled	(2,200)	24.39

Outstanding, December 31, 2009	2,922,587	$15.13

Exercisable, December 31, 2009	1,968,634	$15.37

The options outstanding at December 31, 2009 expire on dates ranging to September 9, 2019.
The following is a summary of stock options outstanding and exercisable at December 31, 2009:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(years)	Price	Exercisable	Price

$3.89 – $4.35	98,800	2.0	$4.28	98,800	$4.28
$4.44 – $5.18	178,724	3.0	5.15	178,724	5.15
$8.82 – $10.80	377,200	4.6	9.76	377,200	9.76
$14.23 – $14.70	1,392,400	8.1	14.55	453,000	14.67
$18.67	422,700	7.2	18.67	422,700	18.67
$24.39 – $25.76	452,763	8.2	24.41	438,210	24.41

	2,922,587			1,968,634

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
8.	Share capital (continued):
(d)	Stock-based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During 2009, the Company recognized compensation cost of $2,108,000 (2008 — $2,311,000; 2007 — $1,978,000) in respect of options granted under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Risk free interest rate	2.5%	2.7%	4.5%
Dividend yield	2.47%	1.31%	1.50%
Expected lives of options	5 years	5 years	5 years
Volatility	31.8%	23.0%	21.8%

The weighted average grant date fair value of options granted during the year ended December 31, 2009 was $3.77 per option (2008 — $5.29; 2007 — $4.43). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(e)	Net earnings per share:

			Per share
Year ended December 31, 2009	Net earnings	Shares	amount

Basic net earnings per share	$93,452	105,141,368	$0.89
Effect of dilutive securities:
Stock options	—	632,438	(0.01)

Diluted net earnings per share	$93,452	105,773,806	$0.88

			Per share
Year ended December 31, 2008	Net earnings	Shares	amount

Basic net earnings per share	$101,400	104,713,375	$0.97
Effect of dilutive securities:
Stock options	—	1,060,569	(0.01)

Diluted net earnings per share	$101,400	105,773,944	$0.96

			Per share
Year ended December 31, 2007	Net earnings	Shares	amount

Basic net earnings per share	$75,983	104,266,113	$0.73
Effect of dilutive securities:
Stock options	—	996,183	(0.01)

Diluted net earnings per share	$75,983	105,262,296	$0.72

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
8.	Share capital (continued):
(e)	Net earnings per share (continued):

For the year ended December 31, 2009, stock options to purchase 452,763 common shares (2008 — 443,310; 2007 — nil) were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.

9.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined
Year ended December 31, 2009:
Auction revenues	$202,415	$90,148	$57,714	$26,934	$377,211
Capital assets and goodwill	298,625	176,906	105,360	62,647	643,538

Year ended December 31, 2008:
Auction revenues	$191,459	$75,683	$54,635	$33,041	$354,818
Capital assets and goodwill	280,417	112,799	58,167	42,492	493,875

Year ended December 31, 2007:
Auction revenues	$173,983	$71,271	$38,771	$27,881	$311,906
Capital assets and goodwill	244,528	118,493	53,405	16,230	432,656
10.	Income taxes:
Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2009	2008	2007

Statutory federal and state tax rate in the United States	38.5%	38.5%	40.0%

Expected income tax expense	$50,636	$53,624	$44,758
Differences:
Earnings taxed in foreign jurisdictions	(12,958)	(12,846)	(10,199)
Settlement of intercompany loan	—	(3,612)	—
Non-deductible expenses	1,976	1,793	1,368
Foreign exchange gains and losses	—	—	(657)
Change in valuation allowance	901	756	1,009
Other	(2,484)	(1,831)	(367)

Actual income tax expense	$38,071	$37,884	$35,912

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
10.	Income taxes (continued):

Temporary differences that give rise to future income taxes are as follows:

	2009	2008

Future income tax asset:
Working capital	$1,227	$793
Capital assets	—	360
Stock-based compensation	1,336	1,061
Unused tax losses	5,946	3,991
Other	942	1,749

	9,451	7,954
Valuation allowance	(2,921)	(1,933)

Total future income tax asset	6,530	6,021
Current future income tax asset	1,227	793

Non-current future income tax asset	5,303	5,228

Future income tax liability:
Capital assets	(6,684)	(2,933)
Goodwill	(8,224)	(7,089)
Other	(3,369)	(4,734)

Total future income tax liability	(18,277)	(14,756)
Current future income tax liability	—	—

Non-current future income tax liability	(18,277)	(14,756)

Net future income taxes	$(11,747)	$(8,735)

Presented on balance sheet as:
Future income tax asset — current	$714	$780
Future income tax asset — non-current	1,104	509
Future income tax liability — non-current	(13,565)	(10,024)

	$(11,747)	$(8,735)

As at December 31, 2009, the Company has net operating and capital loss carryforwards of approximately $25,289,000 available to reduce future taxable income, of which $6,944,000 expire through 2029, and $18,345,000 remain indefinitely. The Company has recorded a valuation allowance against $13,484,000 of these losses.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
11.	Commitments and contingencies:
(a)	Operating leases:

The Company is party to certain operating leases relating to auction sites and offices located in Canada, the United States, the Netherlands, Spain, Germany, the United Arab Emirates, Mexico, Panama, Japan, India, and China.

The future minimum lease payments as at December 31, 2009 are approximately as follows:

2010	$9,952
2011	9,579
2012	8,546
2013	7,670
2014	7,423
Thereafter	116,681
Total rent expenses in respect of these leases for the year ended December 31, 2009 was $6,211,000 (2008 — $3,449,000; 2007 — $2,131,000).

(b)	Contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2009, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2010 totaled $13,553,000 (2008 — $5,829,000 sold prior to the end of the first quarter of 2009). The Company also had guarantees under contract totaling $8,070,000 relating to agricultural auctions to be held prior to the end of the third quarter of 2010 (2008 — $12,094,000 to be sold prior to the end of the second quarter of 2009). All amounts are undiscounted and do not reflect estimated proceeds from sale at auction. No liability has been recorded with respect to these guarantee contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
12.	Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term debt.

The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.

The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2009 and 2008, the Company is in compliance with these covenants.

The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the year ended December 31, 2009.
13.	Financial instruments:
(a)	Fair value:

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, auction proceeds payable, accounts payable and accrued liabilities, and short-term debt approximate their fair values due to their short terms to maturity. Based on lending rates currently available to the issuer of the note receivable for notes with similar terms, the carrying amount of its note receivable approximates fair value as at December 31, 2009. The other non-current receivables carrying values approximate fair value. Based on borrowing rates currently available to the Company for loans with similar terms, the fair value of its long-term debt as at December 31, 2009 was approximately $138,429,000 (2008 — $69,756,000). The other non-current liability is a payable whose carrying value approximates fair value.

(b)	Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
13.	Financial instruments (continued):
(b)	Financial risk management (continued):

Foreign exchange risk

The Company operates internationally and is exposed to currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar self-sustaining operations. Upon translation of those operations’ net assets into U.S. dollars, the Company is exposed to foreign exchange risk. The Company has elected not to actively manage this exposure at this time. Refer to further discussion in the section entitled Quantitative and Qualitative Disclosure about Market Risk contained in the Company’s Management Discussion and Analysis.

For the year ended December 31, 2009, the currently quantifiable effect, with other variables unchanged, of a 1% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro on the Company’s financial statements is as follows:

•	decrease (increase) net earnings by approximately $380,000 due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;
•	decrease (increase) net earnings by approximately $180,000 due to the revaluation of significant foreign currency denominated monetary items; and
•	decrease (increase) other comprehensive income by approximately $1,800,000.
Interest rate risk

The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2009, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favorable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at December 31, 2009, approximately 22% of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year was 2.12%.

During 2009, the majority of the Company’s interest was capitalized as it relates to the development of various new auction sites. As a result, changes in interest rates on these borrowings will not materially affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use. For the year ended December 31, 2009, with other variables unchanged, a 100 basis points or 1% increase or decrease in interest rates would have no significant impact on the Company’s financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
13.	Financial instruments (continued):
(b)	Financial risk management (continued):

Credit risk

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until the Company receives payment in full. The Company’s maximum exposure to credit risk on accounts receivable at the reporting date is the carrying value of its accounts receivable, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

The Company limited its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by a property the Company is leasing and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (notes 6 and 7) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
14.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain respects, from accounting practices generally accepted in the United States (“US GAAP”) and from requirements promulgated by the Securities and Exchange Commission.

The amounts in the consolidated statements of operations and comprehensive income that differ from those reported under Canadian GAAP are as follows:

	2009	2008	2007

Net earnings under Canadian GAAP	$93,452	$101,400	$75,983
Cumulative translation adjustment on settlement of intercompany loans (a)	—	(14,884)	—

Net earnings under US GAAP	$93,452	$86,516	$75,983

Other comprehensive income (loss) under Canadian GAAP	18,363	(41,780)	15,457
Cumulative translation adjustment (a)	—	14,884	—

Other comprehensive income (loss) under US GAAP	$18,363	$(26,896)	$15,457

Comprehensive income under US GAAP	$111,815	$59,620	$91,440

Net earnings per share in accordance with US GAAP:
Basic	$0.89	$0.83	$0.73
Diluted	$0.88	$0.82	$0.72

The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	2009		2008
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Capital assets (b)	$597,945	$597,945	$453,642	$474,720
Accounts payable and accrued liabilities (b)	88,402	88,402	84,114	105,192

Retained earnings (a)	411,326	396,442	357,845	342,961

Accumulated other comprehensive income (loss) (a)	16,959	31,843	(1,404)	13,480

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United
     States dollars, except share and per share amounts)

Years ended December 31, 2009, 2008 and 2007
14.	United States generally accepted accounting principles (continued):
(a)
The Company had a number of outstanding intercompany loan balances where settlement was not planned or anticipated in the foreseeable future, which were considered part of net investments in foreign operations. As such, foreign exchange gains or losses arising from these intercompany loans were reported in the cumulative translation adjustment account. In 2008, a number of the intercompany loans were settled or planned to be settled, which resulted in the reclassification to net earnings of foreign currency translation gains of $14,884,000, net of tax of $139,000. Under US GAAP, the reclassification of the pro rata portion of foreign exchange gains or losses in accumulated other comprehensive income to net earnings only occurs when the reduction in the net investment is the result of a complete sale, or complete or substantially complete liquidation, which has not occurred in this case.

(b)
During 2008, the Company sold its new headquarters building under construction with the intention of leasing the property from the purchaser upon construction completion. Under US GAAP, the Company recorded an asset under construction as prescribed by the Financial Accounting Standards Codification (ASC) 840, Leases, as the Company was deemed the owner of the construction project during the construction period. Reimbursements from the lessor to the Company during the construction period were recorded as accounts payable and accrued liabilities, as construction was expected to be completed within one year. During 2009, construction was completed and a sale-leaseback transaction occurred under US GAAP. The Company is now leasing the headquarters facility from the lessor. Amounts recorded under asset under construction and accounts payable and accrued liabilities were derecognized upon completion of the sale-leaseback transaction.